January 26, 2009

Mr. Christian Windsor, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Bank of South Carolina Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-27702

Dear Mr. Windsor:

On behalf of Bank of South Carolina Corporation and subsidiary The Bank of South Carolina (collectively, the “Company” or “Bank of South Carolina”), this letter responds to the letter dated January 12, 2010 (the “Comment Letter”) from the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, and Form 10-Q for the Quarterly Period Ended June 30, 2009.  The number paragraphs below set forth the Staff’s comments together with the Company’s proposed amendments to the Form 10-K or Form 10-Q, as applicable for your review prior to our filing the amended reports.
Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We note your responses to comments 2, 3, 4 and 6 in our letter dated December 4, 2009.  With respect to these comments, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2008 to include the required disclosure that was not previously included in the filing.  Refer to Rule 12b-15 regarding amendments to Exchange Act Filings.

For ease of your review, we have detailed each proposed response and labeled them according to the previous comment number in the previous SEC comment letter dated December 4, 2009.

Response: (from previous comment 2)We will  amend Form 10-K Item 9A(T) Controls and Procedures to include the following statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting as required in Item 308(T)(a)(2) of Regulation S-K.  The revised disclosure will add the following:

Under the supervision and with the participation of management, including the Principal Executive Officer and the Principal Financial Officer, the Company’s management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the framework established in a report entitled “Internal Control-Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929.

Response: (from previous comment 3)We will amend Form 10-K Item 11 Executive Compensation to include the following information on the Options and Awards table, page 64.

OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Hugh C. Lane, Jr.	-	-	-	-	-
William L. Hiott, Jr.	-	8,319 (1)	-	8.92	May 14, 2011
Fleetwood S. Hassell	-	4,992 (1)	-	8.92	May 14, 2011
	-	5,000 (2)	-	16.62	May 17, 2016

(1)
These options vest in 20% increments beginning on the fifth anniversary of the date of grant, May 14, 2001, with an additional 20% to be exercisable on and for the year following each successive anniversary.

(2)
These options vest in 20% increments beginning on the fifth anniversary of the date of grant, May 17, 2006, with an additional 20% to be exercisable on and for the year following each successive anniversary.

Response: (from previous comment 4) We will amend Form 10-K Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stock holder Matters to include the equity compensation table required by item 201(d) of Regulation S-K.  See below:

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	105,398	$10.99	-
Equity compensation plans not approved by security holders	-	-	-
Total	105,398	$10.99	-

(1) The Incentive Stock Option Plan was approved in 1998.  Under the 1998 Incentive Stock Option Plan, options are periodically granted to employees at a price not less than the fair market value of the shares at the date of grant.  No options may be granted under this Plan after April 14, 2008.  Options granted before this date shall remain valid in accordance with their terms.

Response:(from previous comment 6)  We will amend Form 10-K Item 15 Exhibits, Financial Statements Schedules page 72 incorporating the 1998 Incentive Stock Option Plan and the Employee Stock Ownership Plan.

10.4          1998 Incentive Sock Option Plan (Incorporated herein)
10.5          Employee Stock Ownership Plan (Incorporated herein)

Form 10-Q for the Quarterly Period Ended June 30, 2009

2.
We note your response to comment 8 in our letter dated December 4, 2009.  Please file an amendment to your Form 10-Q for the quarterly period ended June 30, 2009 to include the disclosure required by Item 4 of Part II of Form 10-Q.  In the alternative, please file a current report on Form 8-K under Item 8.01 to report this information.

Response: We will amend  Form 10-Q Part II Item 4 to include the description of each matter voted upon at the April 14, 2009 meeting and stated the number of votes cast for, against or withheld with a separate tabulation with respect to each nominee for office.

Item 4.  Submission of Matters to a Vote of Security Holders
On April 14, 2009, Bank of South Carolina Corporation held its 2009 Annual Meeting of Shareholders.  There were two matters submitted to a vote of shareholders at that meeting.  The following describes the matters voted upon at the 2009 Annual Meeting of Shareholders and sets forth the number of votes cast for and cast against or withheld.

For Proposal No. 1 The following seventeen directors were elected at the meeting:

Votes	For	Against or Withheld
David W. Bunch	3,398,618	22,387
C. Ronald Coward	3,399,505	21,500
Graham M. Eubank, Jr.	3,401,467	19,538
Fleetwood S. Hassell	3,406,537	14,468
Glen B. Haynes, DVM	3,407,080	13,925
William L. Hiott, Jr.	3,406,830	14,175
Katherine M. Huger	3,406,377	14,628
Richard W. Hutson, Jr.	3,358,581	62,424
Charles G. Lane	3,406,830	14,175
Hugh C. Lane, Jr.	3,407,048	13,957
Louise J. Maybank	3,406,590	14,410
Linda J. Bradley McKee, PHD, CPA	3,401,174	19,831
Alan I. Nussbaum, MD	3,401,174	19,831
Edmund Rhett, Jr.	3,407,005	14,000
Malcolm M. Rhodes, MD	3,403,743	17,202
David R. Schools	3,401,467	19,538
Thomas C. Stevenson, III	3,407,080	13,925

For Proposal No. 2 The resolution for ratification of the appointment of Elliott Davis, LLC as the Company’s Independent Registered Public Accounting Firm passed with 3,409,950 votes for and 11,055 votes against or withheld.

No other matters were submitted to the security holders for a vote during the three months ended June 30, 2009.

In addition, on behalf of the Company, the undersigned hereby acknowledges that:

•
The Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K for the Fiscal Year ended December 31, 2008, and Form 10-Q for the quarterly period ended June 30, 2009.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the amendments we are proposing are acceptable to the staff, and would greatly appreciate your comments.   If you have any questions related to this letter, please contact me at (843)724-1500.

Sincerely,

William L. Hiott, Jr.
Executive Vice President and Treasurer